NSAR ITEM 77C

Van Kampen American Capital California Value Municipal Income Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital California Value Municipal Income Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   4,667,579              Against   132,249

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For    2,361,190             Against   148,117

    (4) Inapplicable